Exhibit 99.1
GRAVITY REPORTS CONSOLIDATED FINANCIAL RESULTS FOR 2023
Seoul, South Korea, March 29, 2024 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its consolidated financial results for the fiscal year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues
Revenues for 2023 were KRW 725,516 million (US$ 561,993 thousand), representing a 56.5% increase from KRW 463,618 million for 2022.
Online game revenue decreased by 9.2% to KRW 81,017 million (US$ 62,757 thousand) in 2023 from KRW 89,256 million in 2022. The decrease in online game revenue was mostly decreased revenues from Ragnarok Online in Taiwan and the Philippines.
Mobile game revenue for 2023 was KRW 629,604 million (US$ 487,698 thousand), representing a 75.5% increase from KRW 358,772 million for 2022. This increase was mainly due to increased revenues from Ragnarok Origin which was launched in Southeast Asia on April 6, 2023 and such increase was partially offset by decreased revenues from Ragnarok X: Next Generation in Southeast Asia and Taiwan, Ragnarok Origin in the United States, Canada, Korea, and Japan, and Ragnarok M: Eternal Love.

Other revenue was KRW 14,895 million (US$ 11,538 thousand) in 2023, representing a 4.5% decrease from KRW 15,590 million in 2022.
Cost of revenues was KRW 484,958 million (US$ 375,654 thousand) in 2023, representing a 81.4% increase from KRW 267,365 million in 2022. The increase in cost of revenues was mainly due to increased commissions paid related to game services for Ragnarok Origin in Southeast Asia.
As a result of the foregoing factors, gross profit for 2023 was KRW 240,558 million (US$ 186,339 thousand), representing a 22.6% increase from KRW 196,253 million for 2022.
Selling, General & Administrative Expenses (“SG&A”)
The Company’s total SG&A decreased 13.0% to KRW 79,552 million (US$ 61,621 thousand) in 2023 compared with KRW 91,411 million in 2022. This decrease in SG&A was mostly attributable to decreased advertising expenses.
Based on the foregoing factors, the Company recorded an operating income of KRW 161,006 million (US$ 124,718 thousand) in 2023, compared to an operating income of KRW 104,842 million in 2022.
Non-operating Income and Non-operating Expenses
Non-operating income for 2023 was KRW 7,693 million (US$ 5,959 thousand) compared with non-operating income KRW 5,040 million in 2022. This increase in non-operating income was primarily due to increased interest income.
Profit before income tax for 2023 was KRW 168,699 million (US$ 130,677 thousand), compared with profit before income tax of KRW 109,882 million in 2022.
Gravity recorded a net profit of KRW 131,982 million (US$ 102,236 thousand) in 2023 compared with a net profit of KRW 83,058 million in 2022.
The balance of cash and cash equivalents and short-term financial instruments was KRW 461,297 million (US$ 357,326 thousand) as of December 31, 2023.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,290.97 to US$1.00, the noon buying rate in effect on December 29, 2023 as quoted by the Federal Reserve Bank of New York.